SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 55)*

                              NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156407
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 9, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Tremont Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               9,064,780
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         9,064,780

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           9,064,780

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC and BK

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No. 629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,871,890
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,871,890

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           37,871,890

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           EP



CUSIP No. 629156407

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               37,941,365
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         37,941,365

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 55
                                TO SCHEDULE 13D

     This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Items 3 and 4, which are amended but not restated (collectively, this "Statement").

Item 1.   Security and Issuer.

     This Statement relates to shares (the "Shares") of common stock, par value $0.125 per share, of NL Industries, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Two
Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas   77060-
2544.

Item 2.   Identity and Background.

     (a) This Statement is filed by (i) Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont and Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), the Combined Master Retirement Trust (the "CMRT") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi and Tremont are the direct holders of approximately 56.3% and 17.7%, respectively, of the 51,146,214 Shares outstanding as of August 1, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Outstanding Shares"). Valhi and Tremont together may be deemed to control the Company. VGI, National, the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and Valmont Insurance Company ("Valmont") are the direct holders of approximately 34.4%, 5.1%, 3.6%, 3.4% and 0.4%, respectively, of the outstanding Tremont common stock. Together, VGI and National may be deemed to control Tremont. Valhi is the direct holder of 100% of the outstanding stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the direct holders of approximately 74.7%, 10.0% and 7.4%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is chairman of the board of the Company and a director of Tremont.

     Substantially all of Contran's outstanding voting stock is held directly by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held directly by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi and Tremont common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the shares of Valhi and Tremont commons stock held directly by the CMRT, except to the extent of his vested beneficial interest therein.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     The Foundation directly holds approximately 3.6% of the outstanding Tremont common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held directly by the Foundation.

     The CDCT No. 2 directly holds approximately 3.4% of the outstanding shares of Tremont common stock. NationsBank of Texas, N.A. serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, the CDCT No. 2 (i) retains the sole power to vote the shares of Tremont common stock held directly by the CDCT No. 2, (ii) retains sole dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont and the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. The Reporting Persons understand that the shares of Valhi common stock owned by Valmont and the Company are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Harold C. Simmons' spouse is the direct owner of 69,475 Shares or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b)  The principal office of Tremont is 1999 Broadway, Suite 4300, Denver,
Colorado   80202.  The principal offices of Valhi, VGI, National, NOA, Dixie
Holding, Southwest, Dixie Rice, Contran and the CMRT are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is primarily engaged through its subsidiaries (other than the Company) in the titanium metals business.

     Valhi is primarily engaged through its subsidiaries (other than the Company) in the component products and waste management industries.

     VGI does not engage in any business activity other than holding shares of Valhi and Tremont common stock and notes receivable.

     National holds notes receivable and is primarily engaged directly or through subsidiaries (other than VGI and its subsidiaries) in real estate, oil and gas activities and the rental and sales of compressors and related products.

     Dixie Holding does not engage in any business activity other than holding common stock of VGI and preferred stock of Contran.

     NOA holds investments in land, securities and notes receivable.

     Dixie Rice is primarily engaged in (other than through Dixie Holding and its subsidiaries) land management, agriculture and oil and gas activities.

     Southwest is primarily engaged in (other than through NOA and its subsidiaries) land management, agriculture and oil and gas activities.

     Contran is a diversified holding company primarily engaged through its subsidiaries (other than through its subsidiaries as described above) in the production of, among other things, steel fabricated wire products, industrial wire and carbon steel rod.

     The CMRT is a collective investment trust formed by Valhi to permit the collective investment by trusts that fund various qualified pension and profit sharing plans maintained by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Tremont, Valhi, National, Dixie Holding and Contran, are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the State of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by Valhi to acquire the Shares purchased by it as reported in Item 5(c) was $6,046,203.75 (including commissions). Such funds were or will be provided by Valhi's cash on hand, a portion of which includes and may include borrowings under the Credit Agreement (the "SoGen Facility") dated as of December 20, 1995 between Valhi and Societe Generale, Southwest Agency ("SoGen"), as amended.

     The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares were from such persons' personal funds.

Item 4.   Purpose of Transaction.

     No change except for the addition of the following:

     Valhi purchased the Shares reported in Item 5(c) of this Amendment in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Valhi, Tremont and Harold C. Simmons' spouse are the direct beneficial owners of 28,807,110, 9,064,780 and 69,475 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) In addition to the 28,807,110 Shares (approximately 56.3% of the Outstanding Shares) that Valhi holds directly, Valhi may be deemed to be the beneficial owner of the 9,064,780 Shares (approximately 17.7% of the Outstanding Shares) directly held by Tremont;

          (2) VGI, National, Dixie Holding, NOA, Dixie Rice, Southwest, Contran and the CMRT may each be deemed to be the beneficial owner of the 37,871,890 Shares (approximately 74.0% of the Outstanding Shares) directly held by Valhi and Tremont; and

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 37,941,365 Shares (approximately 74.2% of the Outstanding Shares) directly held by Valhi, Tremont and Mr. Simmons' spouse.

Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Tremont may be deemed to share the power to vote and direct the disposition of the Shares directly held by Tremont;

          (2) Valhi, VGI, National, Dixie Holding, NOA, Dixie Rice and Southwest, Contran and the CMRT may each be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi and Tremont; and

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, Tremont and Mr. Simmons' spouse.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Valhi on the New York Stock Exchange.

                            Approximate Price
                                Per Share
                              (exclusive of
  Date    Amount of Shares     commissions)
--------- ----------------  -----------------
 09/02/97          400           $13.3750
 09/02/97        1,500            13.5000
 09/03/97       16,600            13.7500
 09/04/97        4,300            14.0000
 09/05/97          500            14.0000
 09/05/97        2,200            14.0625
 09/05/97        3,900            14.1250
 09/08/97          500            14.4375
 09/08/97        2,500            14.8750
 09/08/97        1,300            14.9375
 09/08/97       18,400            15.0000
 09/09/97       30,600            15.0000
 09/10/97        3,500            15.0000
 09/11/97       12,600            15.0000
 09/12/97        8,900            15.0000
 09/15/97        2,700            15.0000
 09/17/97       12,000            15.7500


                            Approximate Price
                                Per Share
                              (exclusive of
  Date    Amount of Shares     commissions)
--------- ----------------  -----------------
 09/23/97       13,000            15.7500
 09/24/97        2,400            15.7500
 09/26/97        3,400            15.5000
 09/26/97        4,200            15.7500
 09/29/97          200            15.7500
 09/30/97        6,800            15.9375
 09/30/97       28,700            16.0000
 10/01/97          300            16.0000
 10/09/97          700            15.9375
 10/09/97       89,300            16.0000
 10/13/97        1,000            15.9375
 10/13/97       10,000            16.0000
 10/15/97       50,000            15.2500
 10/16/97       34,000            15.2500
 10/17/97        3,800            15.1250
 10/20/97       20,000            16.2500

     (d) Each of Valhi, Tremont and Mr. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Borrowings under the SoGen Facility bear interest at the rate announced publicly from time to time by SoGen as its prime rate or at a rate of 1.5% over the LIBOR (the one, two, three or six month rate at Valhi's option), are due March 16, 1998 or such extended maturity date as may be mutually agreed to, and are collateralized by certain Shares. As of September 30, 1997, no money had been borrowed under the SoGen Facility and Valhi had pledged 4,787,210 Shares under the SoGen Facility. The foregoing summary of the SoGen Facility is qualified in its entirety by reference to Exhibits 1 through 3 to this Statement, which are incorporated herein by this reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Credit Agreement dated as of December 20, 1995 between Valhi, Inc. and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 9 to Amendment No. 53 to this Statement).

Exhibit 2* First Amendment Agreement dated as of December 4, 1996 between Valhi, Inc. and Societe Generale, Southwest Agency.

Exhibit 3* Second Amendment Agreement dated as of March 17, 1997 between Valhi, Inc. and Societe Generale, Southwest Agency.

----------

*    Filed herewith.
                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 22, 1997




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 22, 1997




                                /s/ J. Landis Martin
                                --------------------------------
                                J. Landis Martin
                                Signing in the capacity listed on Schedule "A" attached hereto and incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 22, 1997





                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST

J. LANDIS MARTIN, as Chairman of the Board, Chief Executive Officer and President of TREMONT CORPORATION.
STEVEN L. WATSON, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.



                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), Tremont Corporation ("Tremont") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas,
Texas   75240.

            Name                 Present Principal Occupation
-----------------------------  ---------------------------------

Susan E. Alderton (1)          Vice President and Treasurer of
                               NL Industries, Inc. (the
                               "Company"); Director of Tremont.

Eugene K. Anderson             Vice President of Contran, Dixie
                               Holding, NOA, National VGI and
                               Valhi.

Richard J. Boushka (2)         Director of Tremont; Principal of
                               Boushka Properties (private
                               investment firm).

F. Murlyn Broussard (3)        Treasurer of Southwest.

Joseph S. Compofelice (4)      Director, Vice President and
                               Chief Financial Officer of the
                               Company, Tremont and Titanium
                               Metals Corporation (titanium
                               metals manufacturer) ("TIMET");
                               Executive Vice President of
                               Valhi.

Norman S. Edelcup (5)          Director of Valhi; Chairmen of
                               the Board of Item Processing of
                               America Inc. (processing service
                               bureau).

Kenneth R. Ferris (6)          Director of Valhi; Distinguished
                               Professor at the American
                               Graduate School of International
                               Management.

J. Mark Hollingsworth          General Counsel of Contran, Dixie
                               Holding, Dixie Rice, NOA,
                               National, Southwest, VGI and
                               Valhi.

William J. Lindquist           Vice President and Tax Director
                               of Contran, Dixie Holding, Dixie
                               Rice, NOA, National, Southwest,
                               VGI and Valhi.

J. Landis Martin (4)           Director, President and Chief
                               Executive Officer of the Company,
                               Tremont and TIMET.

Andrew McCollam, Jr. (3)       Director of Dixie Rice; President
                               and Director of Southwest;
                               Private Investor.

Harold M. Mire (7)             President of Dixie Rice; Vice
                               President and General Manager of
                               Southwest.

J. Thomas Montgomery, Jr. (8)  Vice President-Controller and
                               Treasurer of Tremont

Robert E. Musgraves (8)        Vice President, General Counsel
                               and Secretary of Tremont and
                               TIMET.

Bobby D. O'Brien               Vice President and Treasurer of
                               Contran, Dixie Holding, NOA,
                               National, VGI and Valhi; Vice
                               President of Dixie Rice and
                               Southwest.

Glenn R. Simmons               Vice Chairman of the Board and
                               Director of Contran, Dixie
                               Holding, NOA, National, VGI and
                               Valhi; Director of the Company
                               and Tremont; Director and
                               Executive Vice President of
                               Southwest and Dixie Rice;
                               Director and Chairman of the
                               Board of Keystone Consolidated
                               Industries, Inc. ("Keystone")
                               (steel fabricated wire products,
                               industrial wire and carbon steel
                               rod manufacturer).

Harold C. Simmons              Chairman of the Board, Chief
                               Executive Officer, Director and
                               President of Contran, Dixie
                               Holding, NOA, National, VGI and
                               Valhi; Chairman of the Board,
                               Chief Executive Officer and
                               Director of Dixie Rice and
                               Southwest; Director and Chairman
                               of the Board of NL; Director of
                               Tremont.

Robert W. Singer               Vice President of Contran and
                               Valhi; President and Chief
                               Executive Officer of Keystone

Richard A. Smith (7)           Director and Treasurer of Dixie
                               Rice.

Thomas P. Stafford (9)         Director of Tremont; Co-founder
                               of Stafford, Burke and Hecker,
                               Inc. (consulting); Chairman of
                               the Board of Omega Watch
                               Corporation of America (watch
                               manufacturer).

Avy H. Stein (10)              Director of Tremont; Managing
                               Partner of Willis, Stein &
                               Partners (equity investments).

Gregory M. Swalwell            Controller of Contran, Dixie
                               Holding, NOA, National,
                               Southwest, VGI and Valhi.

J. Walter Tucker, Jr. (11)     Director of Valhi; President,
                               Treasurer and Director of Tucker
                               & Branham, Inc. (mortgage banking
                               insurance and real estate); Vice
                               Chairman of the Board of
                               Keystone.

Steven L. Watson               Vice President and Secretary of
                               Contran, Dixie Holding, Dixie
                               Rice, NOA, National, Southwest,
                               VGI and Valhi.

----------
(1)  The principal business address for Ms. Alderton is 70 East 55th Street,
     11th Floor, New York, New York   10022.  Ms. Alderton is a citizen of the
     United Kingdom.

(2)  The principal business address for Mr. Boushka is 7701 East Kellogg, Suite
     650, Wichita, Kansas   67207.

(3)  The principal business address for this person is 402 Canal Street, Houma,
     Louisiana   70360.

(4)  The principal business address for this person is Two Greenspoint Plaza,
     16825 Northchase Drive, Suite 1200, Houston, Texas   77060.

(5)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Suite 300, Miami, Florida   33014

(6)  The principal business address for Dr. Ferris is 15249 North 59th Avenue,
     Glendale, Arizona   85306-6000.

(7)  The principal business address for this person is 600 Pasquiere Street,
     Gueydan, Louisiana   70542-0010.

(8)  The principal business address for this person is 1999 Broadway, Suite
     4300, Denver, Colorado   80202.

(9)  The principal business address for Mr. Stafford is 1006 Cameron Street,
     Alexandria, Virginia   22314.

(10) The principal business address for Mr. Stein is 227 West Monroe, Chicago,
     Illinois   60607.

(11) The principal business address for Mr. Tucker is 400 E. Central Boulevard,
     Orlando, Florida   32801.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

             Name                  Shares Held     Options Held (1)
------------------------------   ----------------  ----------------

Susan E. Alderton                     40,109.45        107,382

Eugene K. Anderson                        -0-               -0-

Richard J. Boushka                        -0-               -0-

F. Murlyn Broussard                       -0-               -0-

Joseph S. Compofelice                 36,240            87,000

Norman S. Edelcup                         -0-               -0-

Kenneth R. Ferris (2)                  2,200                -0-

J. Mark Hollingsworth (3)                500                -0-

William J. Lindquist                      -0-               -0-

J. Landis Martin                      82,338.4061      828,277

Andrew McCollam, Jr.                      -0-               -0-

Harold M. Mire                            -0-               -0-

J. Thomas Montgomery, Jr. (4)          9,500                -0-

Robert E. Musgraves                       -0-               -0-

Bobby D. O'Brien                          -0-               -0-

Glenn R. Simmons                       6,800                -0-

Harold C. Simmons (5)                 69,475                -0-

Robert W. Singer (6)                  10,000                -0-

Richard A. Smith                          -0-               -0-

Thomas P. Stafford                        -0-               -0-

Avy H. Stein                          15,000                -0-

Gregory M. Swalwell                       -0-               -0-

J. Walter Tucker, Jr.                     -0-               -0-

Steven L. Watson                      11,000                -0-
----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.
(2) The Reporting Persons understand the Shares indicated as held by Kenneth R. Ferris comprise 2,200 Shares held in his individual retirement account.
(3) The Reporting Persons understand the Shares indicated as held by J. Mark Hollingsworth comprise 500 Shares held in his individual retirement account.
(4) The Reporting Persons understand that the Shares indicated as held by J. Thomas Montgomery, Jr. include 9,200 Shares held in his individual retirement account.
(5) Mr. Simmons' spouse directly owns these Shares. Mr. Simmons may be deemed to possess indirect beneficial ownership of certain other Shares as described in Item 5(a) of this Statement. Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.
(6) The Reporting Persons understand that the Shares indicated as held by Robert W. Singer comprise 10,000 Shares held in his individual retirement account.


                                 EXHIBIT INDEX

Exhibit 1      Credit Agreement dated as of December 20, 1995 between
               Valhi, Inc. and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 9 to Amendment No. 53 to this Statement).

Exhibit 2* First Amendment Agreement dated as of December 4, 1996 between Valhi, Inc. and Societe Generale, Southwest Agency.

Exhibit 3* Second Amendment Agreement dated as of March 17, 1997 between Valhi, Inc. and Societe Generale, Southwest Agency.


----------
*    Filed herewith.